February 23, 2008

Pamela A. Long
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Station Place, 100 F Street, N.E.
Washington, D.C. 20549-7010

Re:   Global Green Solutions Inc.
        Registration Statement on Form SB-2
        Filed March 28, 2007
        File No. 333-141619

Dear Ms. Long:

     Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Global Green Solutions Inc. (the “Company”) hereby requests that its Form SB-2 Registration Statement filed with the SEC on March 28, 2007, be withdrawn.

     The Form SB-2 Registration Statement is no longer needed in order for the selling shareholders to resell their shares of common stock.

     The Company confirms that no securities have been offered, sold or issued by it in connection with its proposed public offering.

     In its upcoming filing of a report on form 10-K for the year ended November 30, 2008, the Company will address the remaining, outstanding comments on the SB-2 as received from the SEC in a letter dated January 11, 2008. Correspondence will be submitted to the SEC at the time of filing the 10-K to specify where each of the comments is addressed in that report.

Yours truly,

ELDEN SCHORN
Elden Schorn
Director and Chairman

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